EXHIBIT 99.1

Internet Gold-Golden Lines Ltd. (The “Company”) advises that the 2016 Annual General Meeting of the Company (the “Meeting”) was held on June 16, 2016 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. The following resolutions were adopted at the Meeting:

1.	To re-elect four directors (Shaul Elovitch, Felix Cohen, Yossi Elovitch, Anat Winner), to hold office until the next annual general meeting of shareholders.
2.	To approve the updated compensation policy for the Company’s directors and officers.
3.	To approve the updated compensation terms for the Company’s Chief Executive Officer.
4.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2016, and to authorize the Company’s Board of Directors and the Company’s Audit Committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, the auditor’s report and audited consolidated financial statements of the Company for the year ended December 31, 2015 were presented at the Meeting.

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Annual General Meeting.